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14048329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza, Suite Suite 2050
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryon Taylor — 312 253-4175 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 West Jackson Blvd., 13th Floor	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryon Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OM Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PEARLYN R MADRID
Notary Public - State of Illinois
My Commission Expires May 26, 2014

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to SEC Rule 17a-5 and Regulation 1.10 Under the Commodity Exchange Act and Report of Independent Registered Public Accounting Firm

OM Securities, LLC

December 31, 2013 and 2012

Filed as public information pursuant to SEC Rule 17a-5 and Regulation 1.10(g) under the Commodity Exchange Act.

Contents

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
OM Securities, LLC

We have audited the accompanying statements of financial condition of OM Securities, LLC (an Illinois limited liability company) (the Company) as of December 31, 2013 and 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OM Securities, LLC as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 26, 2014

OM Securities, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS	2013	2012
Cash and cash equivalents	$2,136,688	$ 734,419
Receivables from broker-dealers and clearing organizations	2,993,674	2,381,172
Due from affiliates	134,194	20,821
Other assets	324,070	238,886
TOTAL ASSETS	$5,588,626	$3,375,298

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 988,643	$ 787,450
Total liabilities	988,643	787,450
MEMBER'S EQUITY		
Total member's equity	4,599,983	2,587,848
TOTAL LIABILITIES AND MEMBER'S EQUITY	$5,588,626	$3,375,298

The accompanying notes are an integral part of these statements.

NOTE A - NATURE OF BUSINESS

OM Securities, LLC (the Company), a wholly owned subsidiary of TradeMonster Group, Inc. (the Parent Company), acts as an introducing broker-dealer in the purchase and sale of securities and options. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the National Futures Association (NFA).

The Company has agreements with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The Company's office is located in Illinois, and it has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Income Taxes

The Company has elected to be taxed as a limited liability company. As a result, the member is responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on its respective share of the Company's income and expense as reported for income tax purposes. The Company does not reflect any balance sheet impact of the tax consequences borne by the Parent Company in the Company's stand-alone financial statements.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2013, the earliest open tax year is 2010. As of December 31, 2013 and 2012, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2013 and 2012

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of 90 days or less.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), Commodity Futures Trading Commission Regulation 1.17 (CFTC Regulation 1.17) and National Futures Association Manual Section 5 (NFA Manual Section 5). These rules and regulations require the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1.

As an introducing broker-dealer that receives customer securities for immediate delivery to a clearing firm, the Company is subject to the greater of the following minimum net capital requirement pursuant to SEC Rule 15c3-1, CFTC Regulation 1.17 and NFA Manual Section 5:

- $50,000; or
- 6-2/3% of its aggregate indebtedness; or
- $6,000 per office operated by the Company; or
- $3,000 for each associated person sponsored by the Company.

As of December 31, 2013 and 2012, the net capital ratio was 0.24-to-1 and 0.34-to-1 and the net capital was $4,129,176 and $2,315,037, respectively, which was $4,063,266 and $2,262,540 in excess of its required net capital of $65,910 and $52,497, respectively.

Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - INCOME TAXES

The Company is a disregarded entity and, as such, the Parent Company files and pays taxes on its behalf. The Company does not reflect tax consequences borne by the Parent Company on its statements of financial condition.

NOTE E - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with its agreement with the clearing broker, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the broker of cash and/or securities of not less than $1,000,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on its accounts.

The Company has agreed to indemnify the clearing brokers for losses that they might sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2013 and 2012, the total amount of customer debit balances maintained by its clearing brokers and subject to such indemnification was estimated to be $-0-.

This agreement provides the clearing broker with a lien upon all cash and cash equivalents, securities and receivables held by the clearing broker. This lien secures the liabilities and obligations of the Company to the clearing broker.

At December 31, 2013 and 2012, the Company had cash and cash equivalents of $1,106,474 and $1,006,768, respectively, on deposit with the clearing broker. These deposits are classified as receivables from broker-dealers and clearing organizations on the accompanying statements of financial condition.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company has not had significant losses related to such risk to date.

From time to time, the Company might sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding as of December 31, 2013 and 2012.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up

to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE G - RELATED-PARTY TRANSACTIONS

The Company retains employees and incurs other costs that are paid by the Parent Company or an affiliate in order to facilitate the operation of its business. As of December 31, 2013, the Company had a net receivable balance of $125,779 due from the Parent Company. As of December 31, 2012, the Company had a net receivable balance of $14,068 due from the Parent Company.

The Company retains marketing services from an affiliate, OptionMonster Media, LLC. The Company also paid certain operational expenses on behalf of OptionMonster Media, LLC. As of December 31, 2013, the Company had a net receivable balance of $8,415 due from OptionMonster Media, LLC. As of December 31, 2012, the Company had a net receivable balance of $6,753 due from OptionMonster Media, LLC.

The Company receives rebates for transactions facilitated by certain broker dealers related to management of the Parent Company. As of December 31, 2013, the Company had a net receivable balance of $263,475 due from related broker dealers. As of December 31, 2012, the Company had a net receivable balance of $2,890 due from a related broker dealer.

Employees at the Company participate in a 401(k) plan and certain share-based compensation maintained and accounted for by the Parent Company

NOTE H - SUBSEQUENT EVENTS

Company management has determined that no material events or transactions occurred subsequent to December 31, 2013, and through February 26, 2014, the date the Company's financial statements were available for issuance, which would require adjustments to and/or additional disclosures in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

Board of Directors
OM Securities, LLC

In planning and performing our audit of the financial statements of OM Securities, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial

requirements pursuant to Regulation 1.17. Because the Company does not accept any money, securities, or property to margin, guarantee, or secure any trades or contracts that result from accepting orders for the purchase or sale of any commodity for future delivery on an exchange, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 3.07 of the CFTC.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 26, 2014